UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42410

BrilliA Inc

51 Cuppage Road

Unit #06-18

Singapore 229469

+65 6235 3388

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On July 31, 2026, BrilliA Inc (the “Company”) issued a press release announcing its financial results for the fiscal year ended March 31, 2026. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	BrilliA Inc Announces FY2026 Financial Results and Strategic Growth Outlook

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrilliA Inc

Date: July 31, 2026	By:	/s/ Kendrew Hartanto
		Name:	Kendrew Hartanto
		Title:	Chief Financial Officer

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